EXHIBIT 99.1

Ontario Securities Commission

FORM 13-502F1

CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name:	Algonquin Power & Utilities Corp.

End date of last completed fiscal year:	December 31, 2011

(“Class 1 reporting issuer” means a reporting issuer that is incorporated or organized under the laws of Canada or a jurisdiction in Canada and that, at the end of its previous fiscal year, has securities listed or quoted on a marketplace in Canada or the United States of America)

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the end of the issuer’s last completed fiscal year		136,122,780.00	(i)

Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)		$5.61	(ii)

Market value of class or series		(i) X (ii) =		$763,648,795.80	(A)

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the end of the issuer’s last completed fiscal year			(i)

Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)			(ii)

Market value of class or series		(i) X (ii) =		$0.00	(A)

(Repeat the above calculations for each other class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the last completed fiscal year)				$122,528,000.00	(B)

Market value of other securities at end of the last completed fiscal year:
(See paragraph 2.7(b) of the Rule)
(Provide details of how value was determined)					(C)

(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applies)					(D)

Capitalization
(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =			$886,176,795.80

Participation Fee
(From Appendix A of the Rule) - (Fee range = $820 to $68,900)				$28,100

Appendix A- (under $25 million = $820 Participation Fee)
($25 million to under $50 million = $1,780 Participation Fee)
($50 million to under $100 million = $4,380 Participation Fee)
($100 million to under $250 million = $9,200 Participation Fee)
($250 million to under $500 million = $20,100 Participation Fee)
($500 million to under $1 billion = $28,100 Participation Fee)
($1 billion to under $5 billion = $40,700 Participation Fee)
($5 billion to under $10 billion = $52,400 Participation Fee)
($10 billion to under $25 billion = $61,200 Participation Fee)
($25 billion and over = $68,900 Participation Fee)

Late Fee, if applicable
(As determined under section 2.5 of the Rule)

Total Fees Payable (including any late fees)				$28,100.00

3/20/12 11:09 AM

January 1, 2011 - Rule 13-502 Fees - updated April 4, 2011